January 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Poema Global Holdings Corp.

Registration Statement on Form S-1

Filed December 18, 2020, as amended

File No. 333-251466

Dear Ms. Haywood:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Poema Global Holdings Corp., that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 5, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 600 copies of the Preliminary Prospectus dated December 29, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Mark V. Keene
	Name:	Mark V. Keene
	Title:	Managing Director

UBS SECURITIES LLC

By:	/S/ Thomas Schadewald
	Name:	Thomas Schadewald
	Title:	Director

UBS SECURITIES LLC

By:	/S/ Alexander Tingle
	Name:	Alexander Tingle
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request Letter]